July 13, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Duo Wang
Chief Financial Officer
1111 Corporate Center Road
Suite 203B
Monterey Park, California 91754

Re:	Intra-Asia Entertainment Corporation
	Form 10-KSB for the fiscal year ended December 31, 2004
	Commission file # 333-75297:

Dear Mr. Wang:

We have reviewed your July 11, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Note 6. Related Party Transactions, page F-17

We note from your response to comment 7 that you recognized a gain of
$488,129 on the return of the land usage right, which represented the excess paid by your partner over the carrying amount. However, we are still unclear as to the nature and amount of the consideration received in this transaction. Please tell us the nature and amount of the consideration received in exchange for relinquishment of the land usage right. Also, we believe that because this transaction was with a related party, and there is no independent appraisal of the land, this transaction may be more appropriately accounted for as a contribution to equity, rather than a gain in the statement of operations. Please revise or advise us of why you believe your current treatment is appropriate.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-551-3301 or Linda Cvrkel at
202-551-3813 if you have questions.
								Sincerely,


								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Duo Wang
Intra-Asia Entertainment Corporation
July 13, 2005
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